

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Ms. Lorrie Ann Archibald
Chief Executive and Financial Officer
Ireland Inc.
810 Peace Portal Drive, Suite 201
Blaine, Washington 98230

> **Re: Ireland Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 000-50033**

Dear Ms. Archibald:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Fiscal Year Ended December 31, 2005

Statements Of Operations, page F-4

1.   We note your line item Mineral property and option payments and your related disclosure on pages F-12 and F-13. Please refer to the guidance set forth by EITF 04-2, which indicates in paragraph nine that "mineral rights, as defined in this Issue, are tangible assets, and accordingly, an entity should account for mineral rights as tangible assets." Please confirm to us that you will comply with this guidance in the event that you incur additional mineral rights, defined by EITF

04-2, "as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits," in the future or otherwise advise.

2. Further, please confirm that, in the event you acquire additional mineral rights that you determine are tangible assets, you will treat those cash payments as investing activities in accordance with FAS 95 or otherwise advise.

Summary of Significant Accounting Polices, page F-7

Mineral Property Option Payments and Exploration Expenditures, page F-8

3. We note your disclosure that "Management periodically reviews the carrying value of its investments in mineral leases and claims with internal and external mining related professionals." Please revise your disclosure in future filings, to state if true, that you test the recoverability of these assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, as contemplated by paragraph 8 of FAS 144, or otherwise advise. Please similarly revise your disclosure, in future filings, under the Impaired Asset Policy with respect to your disclosure surrounding your periodic review of long-lived assets under FAS 144.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief